EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

December 9, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Possibility of a Private Placement of Bezeq’s Debentures (Series 11) for Institutional
Investors by way of Series Expansion (Israel)

Bezeq reports that it is considering a private placement by expanding its Debentures (Series 11), currently traded on the TACT Institutional System of the Tel Aviv Stock Exchange Ltd. (“TASE”)

The private placement, if and to the extent executed, will be subject to a number of conditions as detailed in the deed of trust, which include without limitation, obtaining the approval of the TASE for listing of the additional Debentures (Series 11) on the TACT Institutional System, and that the issuance will not cause a rating downgrade of the Debentures (Series 11).

As of this date, there is no certainty regarding the launch of the private offering, its timing, its scope and its terms. This Bezeq report does not constitute an offer to the public to sell or purchase Bezeq’s securities.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.